UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022 (Report No. 3)

Commission file number: 001-41260

MARIS-TECH LTD.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Results of the Special General Meeting of Shareholders

On June 21, 2022, Maris-Tech Ltd. (the “Company”) convened a Special General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Proposal No. 1	To approve the adoption of a compensation policy for the Company’s directors and officers;

Proposal No. 2	To approve a fixed fee for Mr. Joseph Gottlieb, a member of the Company’s board of directors; and

Proposal No. 3	To approve an update of the terms of compensation of and employment agreement with Mr. Israel Bar, the Company’s Chief Executive Officer and a member of the board of directors.

At the Meeting, a quorum was present and the shareholders of the Company approved all agenda items as originally proposed.

Compensation Policy

Attached hereto as Exhibit 99.1 is the Company’s compensation policy, which reflects the approval of Proposal No. 1 above.

This Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-262910 ) of the Company, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Compensation Policy of Maris-Tech Dimension Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: June 27, 2022	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

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